Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333- 212571 December 30, 2016

Press Release

For immediate release	Press Contact: Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com

Four Barclays exchange-traded notes to become subject to new regulations issued by the Internal Revenue Service

New York, December 30, 2016 – Barclays Bank PLC (“Barclays”) announced today that four Barclays exchange-traded notes will become subject, on January 1, 2020, to new regulations issued by the Internal Revenue Service requiring U.S. federal income tax withholding on “dividend equivalent” payments made to non-U.S. beneficial owners (“Section 871(m) withholding”). The affected exchange-traded notes (the “Covered Securities”) are:

•                 The Barclays ETN+ FI Enhanced Global High Yield ETN;

•                 The Barclays ETN+ Shiller CAPE™ Index ETNs;

•                 The Barclays Return on Disability ETN; and

•                 The Barclays Women in Leadership ETN.

The new regulations apply only to non-U.S. beneficial owners, so the tax treatment of U.S. beneficial owners of Covered Securities is generally not altered by the new regulations.

As a general matter, the new regulations take effect on January 1, 2017 and provide that “dividend equivalent” payments made to a non-U.S. beneficial owner, on instruments that are issued (or deemed issued) on or after January 1, 2017, will be subject to a 30% withholding tax (subject to reduction under an applicable treaty).  However, the effective date of these rules for certain notes, including the Covered Securities, was postponed until January 1, 2020 by an official notice issued by the Internal Revenue Service (Notice 2016-76).

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays

Press Release

For immediate release	Press Contact: Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com

Notwithstanding the delayed effective date, it is expected that Covered Securities issued on or after January 1, 2017 will be subject to Section 871(m) withholding tax starting in 2020. There are significant uncertainties regarding how the new regulations will apply to the Covered Securities at such time. Barclays may make further announcements if there are further developments regarding how the new regulations will ultimately apply to the Covered Securities.

As noted above, the new regulations apply only to Covered Securities that are issued (or deemed issued) on or after January 1, 2017. However, Covered Securities that are issued on or after January 1, 2017 will have the same CUSIP and ISIN number as Covered Securities that were issued before that date, and accordingly there is unlikely to be a practical way to distinguish among Covered Securities that are subject to withholding under this regime and those that are not. As a result, non-U.S. holders of Covered Securities (including holders of Covered Securities that were purchased on or before December 31, 2016) may not be able to establish to the satisfaction of their custodians or other withholding agents that their Covered Securities are exempt from the new regulations. Accordingly, holders of Covered Securities may therefore find it prudent to assume that their ETNs will be subject to the new regulations starting on January 1, 2020.

Holders of Covered Securities are also urged to consult their tax advisors and their custodians about how the new regulations may affect their positions.

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The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. An investment in the ETNs involves significant risks, including possible loss of principal, and may not be suitable for all investors. For more information

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays

Press Release

For immediate release	Press Contact: Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com on risks associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus.

The prospectus relating to the relevant series of ETNs can be found on EDGAR, the SEC website, at: www.sec.gov. The prospectus is also available on the product website at www.etnplus.com.

For further information, please instruct your broker/advisor/custodian to email us at etndesk@barclays.com or alternatively, your broker/custodian can call us at: 1-212-528-7990.

Selected Risk Considerations

An investment in the Barclays ETNs described herein involves risks.  Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal:   The ETNs are exposed to any change in the level of the underlying index, or the Volume Weighted Average Price (“VWAP”) level, in the case of MLP-linked ETNs, between the inception date and the applicable valuation date.  Additionally, if the level of the underlying index or the VWAP level, is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index or the VWAP level has increased or decreased, as the case may be.  Because the ETNs are subject to an investor fee and other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components.  The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC:  The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC,

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays

Press Release

For immediate release	Press Contact: Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com and are not, either directly or indirectly, an obligation of or guaranteed by any third party.  Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is subject to the exercise of any U.K. Bail-In Power by the relevant U.K. resolution authority under the U.K. Banking Act 2009, as amended and the Financial Services and Markets Act 2000.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption.  In addition, in the event Barclays Bank PLC were to default on its obligations of become subject to the exercise of any U.K. Bail-In Power (or any other resolution measure) by the relevant U.K. resolution authority, you may not receive any amounts owed to you under the terms of the ETNs.

A Trading Market for the ETNs May Not Develop:  Although the ETNs are listed on a U.S. national securities exchange, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs:  You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions:  Except in the circumstances described above, you must redeem at least 50,000 ETNs of the same issue at one time in order to exercise your right to redeem your ETNs on any redemption date.  You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment:  Significant aspects of the tax treatment of the ETNs are uncertain.  You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays

Press Release

For immediate release	Press Contact: Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com offering to which this communication relates.  Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting www.ipathetn.com or www.etnplus.com or EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling 212-528-7990, or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of ETNs you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.  Sales in the secondary market may result in significant losses.

© 2016 Barclays Bank PLC.  All rights reserved.  iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC.  All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays